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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                                                        SEC FILE NUMBER 1-11666
                                                                 CUSIP   NUMBER

                           NOTIFICATION OF LATE FILING

(Check One): [ ]   Form 10K  [ ]   Form 20-F  [X]  Form 11-K    [ ]  Form 10-Q
             [ ]  Form N-SAR

For Period Ended:  December 31, 1999

[  ]  Transition Report on Form 10-K
[  ]  Transition Report on Form 20-K
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form N-SAR
For the Transition Period Ended:______________________________________________


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Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the commission has verified any information contained herein
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If the information relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART 1: REGISTRANT INFORMATION

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Full Name of Registrant:  Genesis Health Ventures, Inc.
Name of Plan:  Genesis Health Ventures, Inc. Retirement Plan

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Former Name If Applicable: N/A

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Address of  Principal Executive Office:
(Street and Number):  101 East State Street

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City,  State, and  Zip Code:        Kennett Square, PA 19348-3021

PART II- Rules 12b- 25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     |   (a)  The reasons described in reasonable detail in Part III of this
     |        form could not be eliminated without unreasonable effort or
     |        expense:
     |
     |   (b)  The subject annual report, semi annual report, transition report
     |        Form 10-K , Form 20-F, 11-K or Form N-SAR, or portion thereof,
[X]  |        will be filed on or before the fifteenth calendar day following
     |        the prescribed due date; or the subject quarterly report of
     |        transition report on Form 10-Q or portion thereof will be filed on
     |        or before the fifth calendar day following the prescribed due
     |        date; and
     |
     |   (c)  the accountant's statement or other exhibit required by rule
     |        12b-25(c) has been attached if applicable. Part III - Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

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Genesis Health Ventures, Inc. (the "Company") filed voluntary petitions on June
22, 2000 with the U.S. Bankruptcy Court in Delaware to reorganize its capital structure under Chapter 11 of the U.S. Bankruptcy Code (the "Chapter 11 Filing"). As a result of the Company's financial condition prior to the Chapter 11 Filing it was unable to fund the Company's 1999 matching contribution to the Genesis Health Ventures, Inc. Retirement Plan (the "Plan"). Because such funding to the Plan was not made until after the June 22, 2000 Chapter 11 Filing, the Company and the Plan's administrator were unable to complete certain discrimination tests required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 prior to the Annual Report on Form 11-K reporting deadline of June 28, 2000 without unreasonable expense and effort.


Part IV-Other Information

(1) Name and Telephone number of person to contact in regard to this notification

         George V. Hager, Jr              (610)                  444-6350
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              (Name)                   (Area Code)          (Telephone Number)


(2) Have all other periodic reports required under section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months for such period that the registrant was required to file such report(s) been filed? I answer is no identify report(s)

                                                              [X] Yes   [ ]  No


(3) Is it anticipated that any significant change in the results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              [ ] Yes   [X]  No

     If so attach an explanation of the anticipated change, both narratively and quantitatively, and , if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                          Genesis Health Ventures, Inc.
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                  Name of (Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized


     Date:  June 29, 2000                       By  /s/ George V. Hager, Jr.
            --------------                      Executive Vice President and
                                                Chief Financial Officer
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     INSTRUCTION : The form may be signed by an executive officer of the registrant or by any other dully authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative ( other than the executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
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Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (See 18 U.S.C. _1001)
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